EXHIBIT 4.1(d)
ASTRONICS CORPORATION
LINE OF CREDIT NOTE DATED MARCH 31, 2005
LINE OF CREDIT NOTE

$15,000,000.00	Buffalo, New York
As of March 31, 2005
          FOR VALUE RECEIVED, the undersigned, ASTRONICS CORPORATION (“Company”), unconditionally promises to pay ON DEMAND to the order of HSBC BANK USA, NATIONAL ASSOCIATION, successor to HSBC Bank USA (“HSBC Bank”) at its One HSBC Center office, Buffalo, New York 14203, or at the holder’s option, at such other place as may be designated in writing by the holder, the principal sum equal to the lesser of (a) FIFTEEN MILLION DOLLARS ($15,000,000.00) or (b) the aggregate unpaid principal amount of all Line Loans made by HSBC Bank to the Company pursuant to the Credit Agreement dated of even date herewith between the Company and HSBC Bank, as the same has been amended through the date hereof and may from time to time hereafter be amended, supplemented or otherwise modified (“Credit Agreement”), together with interest at the rate and on the terms as specified herein. All capitalized terms used in this Note and not otherwise defined shall have the meanings set forth in the Credit Agreement.
          This Note shall bear interest on the balance of principal from time to time unpaid from the date hereof until demand by HSBC Bank at the rates and on the dates determined in accordance with Section 2.3 of the Credit Agreement. Interest shall be calculated on the basis of a 360-day year and actual days elapsed which will result in a higher effective annual rate. Interest on Prime Rate Loans shall be payable monthly in arrears commencing on April 1, 2005 and on the first day of each month thereafter. Interest on LIBOR Loans shall be payable on the earlier of (i) the end of each LIBOR Interest Period, or (ii) the first day of each month. Interest shall also be payable on the date this Note is paid in full. After demand by HSBC Bank, this Note shall bear interest at a rate per annum equal to three percent (3%) in excess of the rate of interest otherwise in effect from time to time; provided, however, in no event shall the rate of interest on this Note exceed the maximum rate authorized by applicable law. Payments of both principal and interest are to be made in lawful money of the United States of America in immediately available funds.
          HSBC Bank is authorized to inscribe on the schedule on the reverse side hereof or any continuation thereof (“Schedule”) the amount, and the date of making, continuation or conversion of each Line Loan, each payment of principal with respect thereto, its character as a LIBOR Loan or Prime Rate Loan and the dates on which each LIBOR Interest Period shall begin and end. Each entry on the Schedule attached hereto (and any continuation thereof) shall be prima facie evidence of the facts so set forth. No failure by HSBC Bank to make, and no error by HSBC Bank in making, any inscription on the Schedule shall affect the Company’s obligation to repay the full principal amount of the Line Loans made by HSBC Bank to the Company or the Company’s obligation to pay interest thereon at the agreed upon rate.
          If any payment on this Note becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day, and Company will pay interest at the then applicable rate until the date of actual receipt of such payment by the holder of this Note.
          No modification, rescission, waiver, release or amendment of any provision of this Note shall be made except by a written agreement subscribed by duly authorized officers of the Company and the holder hereof.
          The Company hereby waives diligence, presentment, protest and demand, and also notice of protest, demand, dishonor and nonpayment of this Note.
          This Note is the Line of Credit Note referred to in the Credit Agreement, to which reference is hereby made with respect to interest rate options and rights of repayment and applicable fees on the occurrence of certain events.
          The Company agrees to pay all out-of-pocket costs and expenses incurred by the holder in preserving the holder’s rights, enforcing this Note or in collecting the indebtedness evidenced hereby, including, without limitation, if the holder retains counsel for any such purposes, reasonable attorneys’ fees and expenses.
          This Note shall be construed under, and governed by, the internal laws of the State of New York without regard to principles of conflicts of laws.
          This Note is given in substitution and replacement for, but not in payment of, a Line of Credit Note in the face principal amount of $8,000,000 dated as of February 20, 2003 and issued by the Company to HSBC Bank USA which became HSBC Bank USA, National Association on July 1, 2004 and succeeded to the rights and obligations of HSBC Bank USA.
ASTRONICS CORPORATION
By:
David C. Burney
Vice President-Finance and Treasurer
SCHEDULE
LOANS AND PAYMENT OF PRINCIPAL

	DATE LOAN	AMOUNT OF
	MADE,	LOAN MADE,	LIBOR	AMOUNT OF	AGGREGATE
	CONTINUED	CONTINUED	INTEREST	PRINCIPAL	UNPAID	NOTATION
TYPE OF	OR	OR	PERIOD	PAID OR	PRINCIPAL	MADE BY
LOAN	CONVERTED	CONVERTED	DATES	PREPAID	BALANCE	AND DATE